Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE FIRST QUARTER 2013

Revenues of $41 million and EPS of $0.29

AZOUR, Israel – May 13, 2013 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the first quarter ended March 31, 2013.

Highlights of the First quarter
•	A 17 thousand increase in net subscribers in the quarter, to a record of 684 thousand as of March 31, 2013;
•	Record gross margin at 51.2% and record operating margin at 22.6%;
•	EBITDA of $12.4 million or 30.3% of revenues;
•	Generated $8.9 million in operating cash flow; ended the quarter with $38.3 million in net cash (including long-term deposits);
•	Dividend of $3.0 million declared for the quarter;

First quarter 2013 Results
Revenues for the first quarter of 2013 were $41.0 million, representing a 9% growth from revenues of $37.7 million in the first quarter of 2012. 76% of revenues were from location based service subscription fees and 24% from product revenues.

Revenues from subscription fees increased 7.5% over the same period last year. The increase in subscription fees was primarily due to the growth in the subscriber base, which expanded from 628,000 as of March 31, 2012, to 684,000 as of March 31, 2013.

Product revenues increased by 12% compared with the same period last year. This increase was driven primarily by sales in Israel and sales of ERM.

Gross profit for the first quarter of 2013 was $21.0 million (51.2% of revenues), an increase of 14% compared with $18.4 million (48.7% of revenues) in the first quarter of 2012.

Operating profit for the first quarter of 2013 was $9.3 million (22.6% of revenues), an increase of 24% compared with an operating profit of $7.5 million (19.7% of revenues) in the first quarter of 2012.

EBITDA for the quarter was $12.4 million (30.3% of revenues), an increase of 10% compared to an EBITDA of $11.3 million (29.8% of revenues) in the first quarter of 2012.

Net profit was US$6.0 million in the first quarter of 2013 (14.7% of revenues), compared with a net profit of US$5.1 million (13.5% of revenues) in the first quarter of 2012. Fully diluted EPS in the first quarter of 2013 was US$0.29, compared with fully diluted EPS of US$0.24 in the first quarter of 2012.

Cash flow from operations during the quarter was $8.9 million.

As of March 31, 2013, the Company had net cash, including long-term deposits, of $38.3 million or $1.83 per share. This is compared with $34.2 million or $1.63 per share as at December 31, 2012.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

For the first quarter, a dividend of $3.0 million was declared in line with the Company’s stated policy of issuing at least 50% of net profits in a dividend, on a quarterly basis.

Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased with our start to 2013. Our subscriber base continues to show solid growth especially in Brazil and Israel, which has led to our revenue growth in the quarter. In fact, excluding currency effects, our revenue would have shown double digit growth over the first quarter of last year. The operating leverage inherent in our business model, whereby a large portion of the increase in revenue fall straights to the operating profit is very evident, and we demonstrated record gross and operating margins this quarter. We look forward to continuing our performance throughout the year.”

Conference Call Information

The Company will also be hosting a conference call later today, May 13, 2013 at 9am ET. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0664
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0664

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran's website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 684,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft & Kenny Green ituran@ccgisrael.com CCG Investor Relations (US) +1 646 201 9246

* Financial Tables to Follow **

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ITURAN  LOCATION AND CONTROL LTD.

Consolidated Interim Financial Statements
as of March 31, 2013

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of March 31, 2013

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED BALANCE SHEETS

	US dollars
	March 31,	December 31,
(in thousands)	2013	2012

Current assets
Cash and cash equivalents	33,842	29,453
Accounts receivable (net of allowance for doubtful accounts)	31,336	26,190
Other current assets	16,829	15,399
Inventories	12,419	14,747
	94,426	85,789

Long-term investments and other assets
Deposit in escrow	4,951	4,939
Investments in affiliated company	164	160
Investments in other company	84	82
Other non-current assets	1,605	1,890
Deferred income taxes	3,814	4,174
Funds in respect of employee rights upon retirement	5,786	5,515
	16,404	16,760

Property and equipment, net	33,949	34,156

Intangible assets, net	2,526	2,591

Goodwill	8,230	8,043

Total assets	155,535	147,339

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED BALANCE SHEETS

	US dollars
	March 31,	December 31,
(in thousands)	2013	2012

Current liabilities
Credit from banking institutions	481	221
Accounts payable	7,780	9,524
Deferred revenues	11,078	9,526
Other current liabilities	29,538	22,373
	48,877	41,644

Long-term liabilities
Liability for employee rights upon retirement	8,589	7,915
Provision for contingencies	3,528	3,864
Other non-current liabilities	270	460
Deferred revenues	883	806
Deferred income taxes	627	643
	13,897	13,688

Stockholders’ equity	88,373	88,027

Non-controlling interests	4,388	3,980

Total equity	92,761	92,007

Total liabilities and equity	155,535	147,339

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Three month period ended March 31,
(in thousands except per share data)	2013	2012

Revenues:
Location-based services	31,393	29,215
Wireless communications products	9,582	8,520
	40,975	37,735

Cost of revenues:
Location-based services	11,533	11,946
Wireless communications products	8,460	7,410
	19,993	19,356

Gross profit	20,982	18,379
Research and development expenses	165	183
Selling and marketing expenses	2,390	2,141
General and administrative expenses	8,710	8,615
Other expenses (income), net	456	(17)
Operating income	9,261	7,457
Financing income, net	61	10
Income before income tax	9,322	7,467
Income tax	(3,084)	(2,192)
Share in losses of affiliated companies, net	-	(14)
Net income for the period	6,238	5,261
Less: Net income attributable to non-controlling interest	(236)	(161)
Net income attributable to the Company	6,002	5,100

Basic and diluted earnings per share attributable to Company’s stockholders	0.29	0.24

Basic and diluted weighted average number of shares outstanding (in thousands)	20,968	20,968

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Three month period ended March 31,
(in thousands)	2013	2012

Cash flows from operating activities
Net income for the period	6,238	5,261
Adjustments to reconcile net income to net cash from operating activities:
Depreciation amortization and impairment of goodwill	3,163	3,810
Exchange differences on principal of deposit and loans, net	97	126
Gains in respect of trading marketable securities	-	(4)
Increase in liability for employee rights upon retirement	490	252
Share in losses of affiliated companies, net	-	14
Deferred income taxes	(389)	618
Capital losses (gains) on sale of property and equipment, net	14	(7)
Increase in accounts receivable	(4,536)	(2,225)
Decrease (Increase) in other current assets	222	(2,054)
Decrease (increase) in inventories	2,672	(1,243)
Increase (decrease) in accounts payable	(2,057)	1,096
Increase in deferred revenues	1,388	966
Increase (decrease) in other current liabilities	1,572	(2,690)
Net cash provided by operating activities	8,874	3,920

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(142)	(191)
Capital expenditures	(2,569)	(998)
Deposit	222	25
Proceeds from sale of property and equipment	144	109
Repayment of loan to a former employee	-	355
Net cash used in investment activities	(2,345)	(700)

Cash flows from financing activities
Short term credit from banking institutions, net	268	398
Repayment of long term loans	(11)	(11)
Dividend paid	(2,570)	-
Dividend paid to non-controlling interest	-	(268)
Net cash provided by (used in) financing activities	(2,313)	119

Effect of exchange rate changes on cash and cash equivalents	173	337

Net increase in cash and cash equivalents	4,389	3,676
Balance of cash and cash equivalents at beginning of the period	29,453	35,270
Balance of cash and cash equivalents at end of the period	33,842	38,946

Supplementary information on investing activities not involving cash flows:

In February 2013, the Company declared a dividend in an amount of US$ 7,015 thousand.  The dividend will be paid in April 2013.

During the three month period ended March 31, 2013, the Company purchased property and equipment in an amount of US$ 91 thousand using a directly related liability.